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                                                                    Exhibit (12)
                        PHH CORPORATION AND SUBSIDIARIES
               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                             (DOLLARS IN THOUSANDS)

                                                              Year Ended April 30
                                          1994          1993          1992          1991          1990
Income from continuing operations
  before income taxes                 $    109,796  $     94,238  $     83,117  $     77,759  $     89,698
Add:
  Interest expense                         162,108       193,935       237,058       302,853       352,469
  Interest portion of rentals*               9,088         8,456         8,665         7,796         6,251
Earnings available for fixed charges  $    280,992  $    296,629  $    328,840  $    388,408  $    448,418
Fixed charges:
  Interest expense                    $    162,108  $    193,935  $    237,058  $    302,853  $    352,469
  Interest portion of rentals*               9,088         8,456         8,665         7,796         6,251
                                      $    171,196  $    202,391  $    245,723  $    310,649  $    358,720
Ratio of earnings to fixed charges            1.64          1.47          1.34          1.25          1.25
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*Amounts reflect a one-third portion of rentals, the portion deemed representative of the interest factor.
Note: The interest included in fixed charges consists of the amounts identified as interest expense in the Consolidated Statements of Income, the substantial portion of which represents interest on debt incurred to finance leasing and mortgage banking activities, as well as the interest costs associated with home relocation services which are ordinarily recovered through direct billings to clients and are included with
      "Costs, including interest, of carrying and reselling homes" in the
      Consolidated Financial Statements.